Exhibit 12.1

PennyMac Mortgage Investment Trust
Ratio of Earnings to Fixed Charges

	Inception to	Year ended		Quarter ended
	12/31/2009	12/31/2010	12/31/2011	3/31/2012
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$(1,883)	$24,483	$64,486	$11,444
Add:
Fixed Charges	-	826	16,946	6,674
Amortization of capitalized interest	-	-	-	-
distributed income of equity investees	-	-	-	-
share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-
	(1,883)	25,309	81,432	18,118
less:
capitalized interest	-	-	-	-
preference security dividend requirements of consolidated subsidiaries	-	-	-	-
the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.	-	-	-	-
Adjusted earnings	$(1,883)	$25,309	$81,432	$18,118

Fixed Charges:
Interest expensed and capitalized	$-	$826	$14,629	$5,941
amortized premiums, discounts and capitalized expenses related to indebtedness	-	-	2,317	733
estimated interest within rental expense	-	-	-	-
preference security dividend requirements of consolidated subsidiaries	-	-	-	-
	$-	$826	$16,946	$6,674

ratio of earnings to fixed charges	N/A	30.6	4.8	2.7
ratio of earnings to fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A